FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Techno Net Work Chooses Magic Software’s uniPaaS to Develop Cloud-based Applications

PRESS RELEASE

Techno Net Work Chooses Magic Software’s uniPaaS to Develop Cloud-based Applications

Or-Yehuda, Israel, December 21, 2010 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise enabled application platforms and business and process integration solutions, today announced that Techno Net Work Co. Ltd. has developed their cloud-based rich internet applications (RIA) using Magic Software’s uniPaaS application platform.

Techno Net Work selected the uniPaaS RIA platform to develop a septic tank management system, which it plans to market across Japan. The company also developed a dental technician management system using the uniPaaS RIA platform. Dental technicians and dentists are now able to use an organized business process management system, where they can automatically share information and have real-time access to each others’ data in a central location on the cloud. The uniPaaS-based system improves the speed and quality of operations as well as productivity and customer satisfaction.

Commenting on the new deal, Toshio Sato, President, Magic Software Japan K.K., said, “We are very proud that Techno Net Work has developed its systems with uniPaaS RIA, which has enabled the company to tap into the power of the cloud. This deal is additional proof that uniPaaS helps customers take a leap forward and design their systems as cloud-based solutions.”

Mr. Sugiyama Yozo, Techno Net Work, Sales Business Unit, says, "The IT industry has to be able to cope with new technologies in order to survive. We chose Magic Software’s uniPaaS because we saw its potential in dealing with this challenge.”

Magic Software’s uniPaaS simplifies the process of building and deploying business applications and provides the ability to create cloud-based RIA applications quickly and efficiently.

About Techno Net Work

The company was established in 1992.

The company produces a full network infrastructure, develops computer software, sells and provides maintenance services of computer hardware and software, provides technical education, sells computer accessories, and provides a multitude of consulting services for computer system implementations.

For more information visit: www.web-tnw.co.jp.

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform solutions – including full client, rich internet applications (RIA), mobile and Software-as-a-Service (SaaS) modes – and business and process integration solutions. Magic Software has 13 offices worldwide and a presence in over 50 countries with a global network of ISVs, system integrators, value-added distributors and resellers, as well as consulting and OEM partners. The company’s award-winning, code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more about Magic Software industry-related news, business issues and trends, read the Magic Software Blog.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. All other trademarks are the trademarks of their respective owners

Magic Software press contacts:

USA Cathy Caldeira Metis Communications Tel: +1-617-236-0500 Email: magicsoftware@metiscomm.com	International Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2010	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Techno Net Work Chooses Magic Software’s uniPaaS to Develop Cloud-based Applications

Exhibit 10.1